Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

William E. Turner II
(312) 629-7337	Telephone (312) 984-3100
Voice Mail Ext. 4337	Facsimile (312) 984-3150
will.turner@bfkn.com
December 10, 2007
VIA FACSIMILE AND E-MAIL

Mr. Michael McTiernan	FAX NO. 202-772-9210

Mr. Wilson Lee	BY E-MAIL, Per W. Lee’s Request

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed November 19, 2007
Dear Messrs. McTiernan and Lee:
     Per my conversation with Mr. Lee, attached on behalf of POP Venture, LLC, is the proposed response to the comments received by Arizona Land Income Corporation (the “Company”) from the Staff of the Securities and Exchange Commission in its letter dated December 3, 2007. I have also attached the proposed revisions to be made to the above-referenced Proxy Statement to reflect the Company’s response to the Staff’s comments. The revised tabular disclosure has been identified manually, while the revised textual disclosure is presented in bold font and underlined.
     As I indicated in my voicemail left for Mr. McTiernan and my short conversation with Mr. Lee, our client respectfully requests clearance to file a definitive Proxy Statement reflecting the revisions on December 11, 2007. A definitive proxy filing on December 11 will permit the Company to print and mail the proxy material for the proposed shareholder meeting date of January 14, 2008. Accordingly, we respectfully request your review of this submission as soon as practicable. Please do not hesitate to call the undersigned at (312) 629-7337, James R. Whitney at (312) 629-7354 or Joseph P. Richardson at (602) 528-4801 if you have any further questions or if we can be of further assistance.
Sincerely,
William E. Turner II

Squire, Sanders & Dempsey L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004-4498 Office: +1.602.528.4000 Fax: +1.602.253.8129
Direct Dial: +1.602.528.4801
jprichardson@ssd.com
December [__], 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed November 19, 2007
Ladies and Gentlemen:
     On behalf of Arizona Land Income Corporation (the “Company”), submitted herewith please find the Company’s amended Preliminary Proxy Statement on Schedule 14A. The amended Preliminary Proxy Statement has been filed effective December [___], 2007 in response to all comments of the Staff contained in a letter dated December 3, 2007, relating to the above-referenced filing.
     Set forth below are the comments of the Staff (in italics) contained in the Staff’s letter and immediately below each comment is our response with respect thereto. The page numbers in our responses refer to the page numbers in the amended Preliminary Proxy Statement submitted herewith.
General
1.	Please file the following dated supplemental responses as correspondence within EDGAR.

➢	June 7, 2007
➢	June 28, 2007
➢	August 1, 2007
➢	August 21, 2007

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
December [___], 2007

➢	September 12, 2007
➢	October 16, 2007

In response to the Staff’s comment, we have, concurrently herewith, submitted as correspondence within EDGAR each of the supplemental responses identified by the Staff.
Unaudited Pro Forma Consolidated Financial Statements
2.	We assume that the net proceeds from the sale of 1,180,000 shares of POPT for $6.35 million discussed on page 241 is reflected as the adjustment for a stock subscription of $6.232 million in Note (H) on page 251. Revise to clarify and explain why the adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulaton S-X.
In response to the Staff’s comment, we have revised the Preliminary Proxy Statement by modifying Note (H) on page 251 to add additional detail to the table set forth therein and to clarify that the contemplated subscriptions are obligations satisfying the requirements of Rule 11-02(b)(6) of Regulation S-X.
     A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.
     Please do not hesitate to call the undersigned at (602) 528-4801. You may also contact POP Venture’s counsel, William Turner at (312) 629-7337 and Anis Ha at (312) 984-3127. Please do not hesitate to contact us if you have any further questions or if we can be of further assistance.
Very truly yours,
SQUIRE, SANDERS & DEMPSEY L.L.P.
Joseph P. Richardson
Enclosure

     (H) Reflects the following adjustment to additional paid-in capital:

(in 000s)
(unaudited)
Proceeds from stock subscription	$6,350
Common Stock Par Value	(118)
Equity re-balancing adjustment	(5,105)
Reclassification of AZL accumulated deficit	(17,753)
AZL transaction costs	(548)

Net Adjustment	$(17,174)

     “Proceeds from stock subscription” relates to subscriptions of POPT common stock by designees of Pacific Office Contributor. As part of the Transactions, designees of Pacific Office Contributor have agreed to invest $5 million in cash through the purchase of equity securities from POPT or from the Operating Partnership. These designees have indicated that they intend to subscribe for common stock of POPT and not units of the Operating Partnership. Another designee of Pacific Office Contributor has agreed to invest an additional $1.35 million in cash to purchase shares of common stock of POPT.
     In connection with the Transactions, certain employees of the Advisor will be granted fully vested indirect ownership interests in the Operating Partnership. These interests have a fair value of $4,200. The value of these interests will be expensed as compensation in the first period following the completion of the Transactions. The one-time charge associated with the granting of these interests has been excluded from the unaudited pro forma consolidated statements of operations.
     Management expects to incur a total of approximately $11,000 of costs in connection with the Transactions. Approximately $7,000 of Transaction costs that will be paid prior to the completion of the Transactions, with the remaining $4,000 being paid at closing. These costs have been paid by Jay Shidler and The Shidler Group related parties. These costs are shown as an expense of the accounting acquirer (Waterfront). Management determined that a portion of these costs was allocable to Waterfront. The costs allocable to Waterfront have been capitalized as noted in (D) above. The Transaction costs are a non-recurring expense associated with the Transactions and have been eliminated from the unaudited pro forma consolidated statements of operations.